Filed Pursuant to Rule 433

Registration No: 333-134553

Lehman Brothers Holdings Inc.

7.50% Subordinated Notes Due 2038

Final Terms and Conditions

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc.

Ratings:(1)	A2 (Moody’s)/A (S&P) /A+ (Fitch)

Principal Amount:	$2,000,000,000

Security Type:	Subordinated Debt Securities

Legal Format:	SEC Registered

Issue Price:	99.279% of principal amount

Settlement Date:	May 9, 2008 (T+5)

Stated Maturity Date:	May 11, 2038, subject to Redemption or Redemption Upon a Tax Event by the Issuer.

Coupon:	7.50%

Benchmark Treasury:	5.00% due May 15, 2037

Spread to Benchmark Treasury:	Plus 305 basis points (3.05%)

Interest Payment Dates:	Semi-annually on May 11th and November 11th, commencing November 12, 2008 (as November 11, 2008 is not a Business Day)

All-in Yield:	7.561%

Business Day Convention:	Following, unadjusted

Business Day:	New York

Day Count:	30/360

Denominations:	$1,000/$1,000

CUSIP:	5249087N4

(1) A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

ISIN:	US5249087N47

Redemption:

Lehman Brothers Holdings Inc. will have the option to redeem the notes, in whole or in part, at its option at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, discounted to the date on which the notes are to be redeemed on a semi-annual basis assuming a 360-day year consisting of twelve 30-day months, at an adjusted treasury rate plus 20 basis points.

Payment of Additional Amounts:

Lehman Brothers Holdings Inc. intends to pay principal and interest without deducting U.S. withholding taxes unless required by law. If Lehman Brothers Holdings Inc. is required to deduct U.S. withholding taxes from payments to a United States Alien, however, Lehman Brothers Holdings Inc. will pay additional amounts on those payments, but only to the extent described under “Description of Debt Securities— Payment of Additional Amounts” in the Lehman Brothers Holdings Inc. prospectus, dated May 30, 2006.

Redemption Upon a Tax Event:

Lehman Brothers Holdings Inc. will have the option to redeem the notes at 100% of the principal amount of notes to be redeemed, plus accrued interest, before their stated maturity if Lehman Brothers Holdings Inc. determines that it has or will become obligated to pay additional amounts on the notes as a result of a change in tax law or there is a substantial possibility that it will be required to pay such additional amounts as described under “Description of Debt Securities—Redemption Upon a Tax Event” in the Lehman Brothers Holdings Inc. prospectus, dated May 30, 2006.

Subordination:

The notes are unsecured and will rank subordinated and junior in right of payment to all “senior debt” of Lehman Brothers Holdings Inc. as defined under “Description of Debt Securities—Subordinated Debt” in the Lehman Brothers Holdings Inc. prospectus, dated May 30, 2006. Additionally, for purposes of the notes, the definition of “senior debt” of Lehman Brothers Holdings Inc. shall also include indebtedness for money borrowed by another person that Lehman Brothers Holdings Inc. guarantees. Upon the dissolution, winding-up, liquidation or reorganization of Lehman Brothers Holdings Inc., the notes will also be subordinated and junior in right of payment to Lehman Brothers Holdings Inc.’s ‘‘other financial obligations’’, which consist of all of Lehman Brothers Holdings Inc.’s indebtedness for claims in respect to derivative products, such as interest and foreign exchange rate contracts, commodity contracts and similar arrangements, except any such obligations that are expressly stated to have the same rank as or not to rank senior to the notes.

As of February 29, 2008, on a consolidated basis, Lehman Brothers Holdings Inc. had approximately $176.1 billion aggregate principal amount of senior debt outstanding. Lehman Brothers Holdings Inc.’s subordinated debt indenture does not limit the amount of additional senior debt that it may incur.

Limited Events of Default; No Acceleration:

The events of default under the notes and acceleration of the payment of principal of the notes will be limited to the filing for bankruptcy or the occurrence of other events of bankruptcy, insolvency or reorganization relating to Lehman Brothers Holdings Inc. (but not the bankruptcy, insolvency or reorganization of any of Lehman Brothers Holdings Inc.’s subsidiaries) under Chapters 7 (liquidation) and 11 (reorganization) of the

U.S. Bankruptcy Code. There will be no right of acceleration of the payment of principal of the notes upon a failure to pay required interest, principal or premium, if any, on the notes when due; failure to make any required scheduled installment payment on the notes; or failure to perform any other covenant in the indenture for the notes, each as described under “Description of Debt Securities—Defaults” in the Lehman Brothers Holdings Inc. prospectus, dated May 30, 2006. The foregoing supersedes the information in “Description of Debt Securities—Defaults” in the Lehman Brothers Holdings Inc. prospectus, dated May 30, 2006.

No Limitation on Liens:

There will be no limitation upon Lehman Brothers Holdings Inc., or upon any of its designated subsidiaries, to incur, issue or guarantee any indebtedness for money borrowed which is secured by a pledge of, lien on or security interest in any shares of common stock of any designated subsidiary as further described under “Description of Debt Securities — Limitation on Liens” in the Lehman Brothers Holdings Inc. prospectus, dated May 30, 2006. The foregoing supersedes the information in “Description of Debt Securities—Limitation of Liens” in the Lehman Brothers Holdings Inc. prospectus, dated May 30, 2006.

Underwriters:	Lehman Brothers Inc. (97%)(bookrunner) Cabrera Capital Markets (1%) Loop Capital Markets, LLC (1%) The Williams Capital Group, L.P. (1%)

Repayment of the notes is not protected by any Federal agency or by the Securities Investor Protection Corporation. The notes are not deposits or savings accounts but are unsecured debt obligations of Lehman Brothers Holdings Inc.